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                                                                     Exhibit 3.5

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                               VFINANCE.COM, INC.

         vFinance.com, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

         FIRST: That the Board of Directors of the Corporation has adopted a resolution proposing and declaring advisable an Amendment to the Certificate of Incorporation of the Corporation changing the name of the Corporation to "vFinance, Inc.".

         RESOLVED, that the Certificate of Incorporation of vFinance.com, Inc. be amended by changing Article I thereof, so that, as amended, said
         Article I shall be and read as follows:

         "The name of the Corporation is "vFinance, Inc."

         SECOND: That the Board of Directors of the Corporation has adopted a resolution proposing and declaring advisable an Amendment to the Certificate of Incorporation of the Corporation increasing the authorized number of shares of Common Stock from 25,000,000 shares to 75,000,000 shares.

         RESOLVED, that the Certificate of Incorporation of vFinance.com, Inc. be amended by deleting Article IV in its entirety and in lieu thereof inserting a new Article IV to reflect the increased number of authorized shares of Common Stock of the Corporation that shall incorporate the following language:

         "The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Seventy Seven Million Five Hundred Thousand (77,500,000) shares consisting of the following:

         (A) COMMON STOCK. The common stock of the Corporation shall consist of Seventy Five Million (75,000,000) shares of Common Stock, par value $.01 per share. The holders of the Common Stock shall be entitled to one vote for each share on all matters required or permitted to be voted on by stockholders of the Corporation, and

         (B) PREFERRED STOCK. There may be authorized up to Two Million Five Hundred Thousand (2,500,000) shares of preferred stock, par value $.01 per share, which may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given."

         THIRD: That in lieu of a meeting and vote of stockholders, the holders of outstanding shares of Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted have given their written consent to said amendment in accordance with the provisions of
Section 228 of the General Corporation Law of the State of Delaware.


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         FOURTH: That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Section 242 and Section 228 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Leonard J. Sokolow, its President, this 27th day of November 2001.

                                       VFINANCE.COM, INC.



(Corporate Seal)                       By: Leonard J. Sokolow
                                           -------------------------------------
                                           Leonard J. Sokolow, Director,
                                           Chief Executive Officer and President